EXHIBIT 1
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NEWS RELEASE
FOR IMMEDIATE RELEASE
MAY 1, 2003
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ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE MAY 2003 INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, MAY 1, 2003 (AET.UN AND ARX - TSX) ARC Resources Ltd. and ARC Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.36281 to 1.37557. Such increase will be effective on May 15, 2003.

The following are the details on the calculation of the Exchange Ratio:

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 RECORD DATE OF    OPENING      ARC            10 DAY        INCREASE   EFFECTIVE DATE OF     EXCHANGE
ARC ENERGY TRUST   EXCHANGE   ENERGY          WEIGHTED          IN      THE INCREASE IN       RATIO AS
  DISTRIBUTION      RATIO      TRUST          AVERAGE        EXCHANGE    EXCHANGE RATIO          OF
                            DISTRIBUTION   TRADING PRICE OF   RATIO **                        EFFECTIVE
                              PER UNIT     AET.UN (PRIOR                                        DATE
                                         TO THE END OF THE
                                               MONTH)
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April 30, 2003     1.36281     $0.15           $11.7540        0.01276    May 15, 2003          1.37557
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** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9
                               Tel: (403) 503-8600